11019704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66032

SEC Mail Processing Section RECEIVED MAR 01 2011 Wash. DC 200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gradient Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 CHURCHILL STREET

(No. and Street)

SHOREVIEW	MN	55126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK STOVALL (651)621-8239

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.

(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DRIVE, STE 800	MINNEAPOLIS	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

KB 4/7

OATH OR AFFIRMATION

I, JEFF FOLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRADIENT SECURITIES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

·ERI J. MUSHEL
·ARY PUBLIC - MINNESOTA
·ly Comm. Exp. Jan. 31, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRADIENT SECURITIES, LLC

Shoreview, Minnesota

Financial Statements

December 31, 2010 and 2009

Gradient Securities, LLC

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Managing Member

Gradient Securities, LLC

Shoreview, Minnesota

We have audited the accompanying statement of financial condition of Gradient Securities, LLC, formerly known as SYM Capital Securities, LLC (the Company), as of December 31, 2010 and 2009 and the related statements of operations and members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gradient Securities, LLC as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota

February 23, 2011

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

GRADIENT SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 221,890	$ 77,590
Commissions receivable	73,966	5,101
Accounts receivable	7,932	816
Prepaid and other current assets	63,012	39,610
Total Current Assets	366,800	123,117
Total Assets	$ 366,800	$ 123,117
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Commissions payable	74,355	12,816
Other current liabilities	240	1,006
Total Current Liabilities	74,595	13,822
Total Liabilities	74,595	13,822
Members' Equity	292,205	109,295
Total Liabilities and Members' Equity	$ 366,800	$ 123,117

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

GRADIENT SECURITIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
December 31, 2010 and 2009

	2010	2009
REVENUE		
Commissions	$ 863,653	$ 120,643
Services	66,325	39,825
Total Revenue	929,978	160,468
EXPENSES		
Commission compensation	750,691	68,350
Professional & consulting fees	35,393	40,768
Advertising	19,824	6,000
Regulatory fees	39,957	30,136
Office space and equipment rents	7,226	4,109
Insurance	53,008	17,970
Bank charges	2,613	1,754
Management fees	471,026	126,046
Total Expenses	1,379,738	295,133
NET INCOME	(449,760)	(134,665)
Members' equity at beginning of year	109,295	49,170
Member draws	-	(78,266)
Capital contributions by members	632,670	273,056
MEMBERS' EQUITY AT END OF YEAR	$ 292,205	$ 109,295

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

GRADIENT SECURITIES, LLC
STATEMENTS OF CASH FLOWS
December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (449,760)	$ (134,665)
Adjustments to reconcile net loss to net cash from operating activities		
Changes in operating assets and liabilities		
Commissions receivable	(68,865)	(493)
Accounts receivable	(7,116)	(816)
Prepaid and other current assets	(23,402)	(35,323)
Accounts payable	-	(3,145)
Commissions payable	61,539	12,816
Other current liabilities	(766)	1,006
Net cash used for operating activities	(488,370)	(160,620)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member draws	-	(78,266)
Member capital contributions	632,670	273,056
Net cash from financing activities	632,670	194,790
NET INCREASE IN CASH	144,300	34,170
CASH AT BEGINNING OF YEAR	77,590	43,420
CASH AT END OF YEAR	$ 221,890	$ 77,590

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (formerly known as SYM Capital Securities, LLC) (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. On January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives. The Company also receives trailing commissions from transactions entered into during previous fiscal years. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because of limited business and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such contingencies currently exist that will have a material effect on the financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with recognized industry practice. Securities transactions are recorded on a trade date basis. Revenues arising from the sale of variable annuity contracts are recognized when the issuer approves the investment transaction.

Income Taxes: The Company is a multi-member limited liability company under the Internal Revenue Code with all income tax implications flowing through to each member. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's members. There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities.

Primarily due to the multi-member limited liability company tax status, the Company does not have any significant tax uncertainties that would require disclosure.

Cash and equivalents: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no related off-balance sheet risk.

Advertising: The Company expenses advertising costs when incurred. Total advertising costs were approximately $20,000 and $6,000 for the years ended December 31, 2010 and 2009, respectively.

Subsequent Events: The Company has evaluated subsequent events through February 23, 2011, the date which the financial statements were available to be issued.

Fair Value of Financial Instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At the present time, the Company does not have any assets or liabilities that would require fair value recognition or disclosures. The fair value of financial instruments classified as assets or liabilities, including cash, accounts and commissions receivable, commissions payable and other current liabilities approximate carrying value, principally because of the short maturities of these items.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2010 and 2009, the net capital ratio, net capital and excess net capital are as follows:

	2010	2009
Aggregate indebtedness to net capital ratio	.41:1	.20:1
Net capital	$180,870	$68,103
Excess net capital	$175,870	$63,103

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has no employees. A management agreement entered into by and between the Company and Gradient Insurance Brokerage, Inc. exists, whereby all expenses, except registered representative commissions, office lease expenses, and bank charges, are indirect costs that are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Gradient Insurance Brokerage, Inc. on behalf of the Company. The expenses charged through this agreement are allocated to the respective functional expenses with the remainder charged to management fees. In addition, during the years ended December 31, 2010 and 2009, $471,026 and $126,046, respectively, of management fees were charged to the Company using an allocation method developed by management of Gradient Insurance Brokerage, Inc. Gradient Insurance Brokerage, Inc. and Gradient Securities, LLC are related through a majority of common ownership.

Effective September 1, 2010, Gradient Insurance Brokerage, Inc. and Gradient Securities, LLC entered into an agreement to distribute a portion of the net commission override earnings of Gradient Insurance Brokerage, Inc. to Gradient Securities, LLC for an agreed upon percentage of all annuity insurance business conducted through Gradient Insurance Brokerage, Inc. by a commonly affiliated registered representative of Gradient Securities, LLC. During 2010, this agreement produced $39,700 of income for Gradient Securities, LLC, which is included in commissions revenue on the statement of operations. Additionally, $39,700 is included in commissions receivable at December 31, 2010.

NOTE 5 – LEASES

The Company leases its facility from an unrelated party under an operating lease. The original term of the lease expires August, 2013. The lease provides for scheduled base rent increases for each year of the lease. In addition to the base lease, the Company is responsible for an annually adjusted common area maintenance (CAM) assessment based on the proportional share of the rentable space for shared space and operating costs.

Future minimum lease commitments over the term of the lease, excluding operating costs, are as follows:

Year	Amount
2011	$ 4,452
2012	4,664
2013	3,109
Total	$12,225

Rent expense and common area maintenance was approximately $7,200 and $4,100 for the years ended December 31, 2010 and 2009, respectively.

NOTE 6 – COMPANY OWNERSHIP AND NAME CHANGE

On January 8, 2009, SYM Financial Corporation (previous 100% owner and sole member of the Company) entered into an agreement with an individual for a 20% ownership interest, leaving the remaining 80% ownership interest with SYM Financial Corporation. As part of the agreement, the individual, held an option to purchase the remaining eighty percent of the Company conditioned upon approval by FINRA and the SEC for control and ownership change from SYM Financial Corporation to the individual. On June 5, 2009, the individual was notified by FINRA that approval had been granted for 100% control and ownership. On June 10, 2009, SYM Capital Securities, LLC amended the articles of incorporation with the State of Indiana to reflect a name change to Gradient Securities, LLC. On June 19, 2009, the individual purchased the remaining 80% ownership interest from SYM Financial Corporation to become the sole owner.

Effective January 1, 2010, the sole individual owner of Gradient Securities, LLC consummated an agreement to transfer a 10% ownership interest to an unaffiliated party. This action created a multi-member limited liability company.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of
Accounting Firms with Offices in Principal Cities

IGAF WORLDWIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

SUPPLEMENTARY FINANCIAL INFORMATION

Director and Managing Member

Gradient Securities, LLC

Shoreview, Minnesota

We have audited the accompanying financial statements of Gradient Securities, LLC as of and for the years ended December 31, 2010 and 2009 and have issued our report thereon dated, February 23, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota

February 23, 2011

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

GRADIENT SECURITIES, LLC
SCHEDULE OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

	2010
NET CAPITAL:	
Total members' equity	$ 292,205
Deduct:	
Nonallowable assets:	
Commissions receivable	(39,702)
Accounts receivable	(7,932)
Other nonallowable assets	(63,701)
Net Capital	$ 180,870
AGGREGATE INDEBTEDNESS	$ 74,595
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	41.2%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 175,870

No reconciliations deemed necessary since no material differences were noted in the computation of net capital.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial information.

GRADIENT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2010

Gradient Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

To the Board of Directors
Gradient Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Gradient Securities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 23, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota
February 23, 2011

GRADIENT SECURITIES, LLC

Financial Statements

December 31, 2010 and 2009

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
7500 Flying Cloud Drive, Suite 800
Minneapolis, MN 55344
(952) 893-9320